UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gymboree Corporation
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
403777105
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	403777105

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK

CUSIP No.	403777105
This amendment (“Amendment No. 1”) is being filed by Credit Industriel et Commercial (“CIC”), a French authorized bank, and relates to its beneficial ownership of shares of common stock, par value of $0.001 per share (the “Common Stock”) of Gymboree Corporation (the “Issuer”). The Issuer’s principal offices are located at 500 Howard Street, San Francisco, CA 94105.
This Amendment No. 1 amends the Schedule 13D filed by CIC with the Securities and Exchange Commission on November 23, 2010 (the “Initial Statement”). Except as specifically set forth herein, the Initial Statement remains unmodified. Capitalized terms used herein and otherwise not defined have the meanings assigned to such terms in the Initial Statement.
Item 4. Purpose of Transaction
The response in Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:
On November 24, 2010, CIC disposed of 1,387,324 shares of Common Stock at $65.40 per share.
Item 5. Interest in Securities of the Issuer
The response in Item 5 of the Initial Statement is hereby amended and supplemented by adding the following:
(a) As of the date of this Amendment No. 1, CIC is not the beneficial owner of any shares of Common Stock of the Issuer.
(b) As of the date of this Amendment No. 1, CIC is not deemed to hold any power to vote and to dispose of any shares of Common Stock of the Issuer as described in (a) above.

CUSIP No.	403777105
(c) Transactions made by CIC in the Common Stock of the Issuer in the past 60 days from the date of this Amendment No. 1 are below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
October 11, 2010	155,000	64.98	Purchase
	75,000	64.98	Purchase
	50,000	65.02	Purchase
	25,000	65.03	Purchase
October 14, 2010	305,000	65.00	Borrowed
October 21, 2010	75,000	64.91	Purchase
	25,000	64.91	Purchase
October 22, 2010	1,800	64.87	Purchase
October 27, 2010	101,800	64.94	Borrowed
November 3, 2010	43,018	65.11	Purchase
November 8, 2010	34,542	65.20	Purchase
November 9, 2010	37,500	65.19	Purchase
November 11, 2010	38,166	65.24	Purchase
November 12, 2010	101,274	65.24	Purchase
November 16, 2010	69,727	65.30	Purchase
November 18, 2010	249,497	65.34	Borrowed
November 24, 2010	1,387,324	65.40	Sold
(d) No person other than CIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported in this Amendment No. 1.
(e) None.

CUSIP No.	403777105
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-François Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department